For the period ended (b) July 31, 1999
File number c 811-5055



					SUB ITEM 77 J

			Restatement of Capital Share Account


	Balanced Fund Accounts for and reports distributions to shareholder in accordance with the
American Institute of Certified Public Accounts' Statement of Position 93-2: Determination, Disclosure,
And Financial Statement  Presentation of Income, Capital Gain, and
Return of Capital Distributions by Investment Companies.    The effect
of applying this statement was to increase undistributed net investment income and decrease accumulated net realized gain on investments by $2,262 relating to net foreign currency gains and a reclassification of dividends character. Net investment income, net realized gains and net assets were not affected by this change.